JEFFREY G. KLEIN, P.A.

2600 North Military Trail,  Suite 270

Boca Raton, Florida 33431

Telephone:  (561)997-9920

Telefax:   (561)241-4943

January   15 , 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:

Re:

AmMex Gold Mining Corp.(the “Company”)

Preliminary Information Statement on Schedule 14(c)

File No.  333-113296

Filed:  December 17, 2008

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated February 20, 2008.

1.

With respect to comment one regarding  page pagination.

We have revised the preliminary Information Statement to include proper pagination.   The Company will undertake to ensure that future filings are paginated properly.

2.   With respect to comment two regarding securing the written consent of the holders of a majority the Company’s issued and outstanding despite the fact that officers and directors own a combined 13.8% of the Company’s issued and outstanding shares of common stock:

We have revised the Information Statement to disclose that the Company secured the written consent of shareholders owning approximately 51% of the issued and outstanding shares of common stock.  None of these shareholders were affiliates of  the Company and none of these shareholders owned in excess of five percent of the Company’s issued and outstanding shares of common stock.  It should be noted that Mr. Crupi,  the Company’s former chief executive officer gave his consent.  All other shareholders giving their consent were business associates of the Company’s officers.   See page 4.

3.  With respect to comment three  regarding the required disclosure as set forth in Item 7 of Schedule 14A.

We have amended the Information Statement to disclose the required disclosures including but not limited to the following items:

•

A more detailed disclosure with respect to the business experience of the Company’s officers;

•

A revised compensation table ;

•

Disclosure with respect to legal proceedings and/or bankruptcies of officers and directors;

•

A revised Section 16(a) disclosure;

•

The fact that there is no audit committee; and

•

Related party transactions

See pages 5,6,7 and 8

4.  With respect to comment  four  regarding the biographical information set forth as to each officer and  director.

Please be advised that we have amended the Information Statement to include the following information to   include the age of each director.  We have provided more specific disclosure with respect to each officer’s business experience during the past five years.  We have identified their positions with the employer and the type of business for each employer.  See pages 5 and 6 ,

5.  With respect to comment  five regarding the age of each director.

We have amended the  Information Statement to include the age of each director.  See pages 5 and 6.

6.  With respect to comment  six regarding Mr. Birge’s involvement with the Loreto Bay Project:

We have amended the Information Statement to delete the  statement that Mr. Birge was instrumental in working on the Loreto Bay Project.  We have replaced this disclosure to provide more information regarding the business of the Trust for Sustainable Development and his role in negotiating the terms of the Loreto Bay Project.

See page 5 .

7.   With respect to comment seven regarding the percentage of time devoted to the operations of the Company devoted by Mr. Reed and Ms. Letellie .

Please be advised that we have amended the Information Statement to reflect the percentage of time devoted by each of our officers to the operations of the Company and the reasons for the percentage of time devoted to the Company in view of  its limited operations.   We have also indicated that should operations expand,  that the officers will be able to devote such time as necessary  for the Company’s future operations.  See page 6.

8.    With respect to comment eight regarding the reference to Mr. Azzata and Mr. Nicolosi .

Please be advised that we have deleted the reference to both Mr. Azzata and Mr. Nicolosi in the Information Statement as this information was erroneously included in the filing.

9.  With respect to comment nine  regarding the required disclosure with respect to Item 402(i) through  ( r ) of Regulation S-K.

Please be advised that  we have amended the officer and director compensation schedule to more accurately reflect the value and nature of the compensation received  as required by Item 402.  See pages 8,9 and 10.

10.  With respect to comment ten  with respect to the previously granted stock options and their subsequent cancellation.

Please be advised that  we have provided specific disclosure language with respect to the cancellation of the stock options granted to Mr. Birge, Mr. Reed and Mr. Crupi.  We have also noted that  Mr. Crupi’s stock options expired as a result of the termination of his employment.   The termination of the stock options granted to Mr. Reed and Mr. Birge were made by each  person with no consideration being paid  by the Company to either Mr. Birge or Mr. Reed.  The decision to terminate the options was in the best interests of the Company.  See page 9.

.

11.  With respect to  comment eleven regarding the 10:1 Reverse Stock split and whether or not there are any plans, proposals or arrangements, written or otherwise to issue additional shares of common stock.

Please be advised that  we have disclosed in greater detail the aspects of the 10:1 reverse split.  We have disclosed the pre-split and post split number of shares which will be issued and outstanding.  The fact that there will be no dilution.  That the reverse stock split was not approved as an anti-takeover matter. That  the post split shares will have the same rights as the pre-split shares. We have disclosed  the  exchange procedure and finally a brief discussion on the tax consequences of the reverse stock split.  See pages 13,14 and 15.

12.  With respect to comment twelve regarding a tabular or narrative disclosure with respect to a comparison between the pre and post split shares of common stock.

Please be advised that  we have disclosed the number of pre-split and post split shares that will be issued and outstanding.   We have also disclosed that the number of authorized shares will not change as a result of the reverse split,  that we will have a greater number of authorized but unissued shares of common stock and finally that no shares are currently reserved for future issuance.  See page 13.

13. With respect to comment thirteen and any possible dilutive effect that the reverse stock split will have.

Please be advised that we have stated that the reverse stock split will not have any dilutive effect on the current shareholders as their proportionate ownership of the issued and outstanding shares of common stock pre split will be identical to the shareholder’s pro rata share of the issued and outstanding shares of common stock post-spilt.  We have also noted that the Company will have a larger number of authorized but unissued shares of common stock which could result in greater dilution should the Company complete a financing or acquisition.   See page 13.

14. With respect to comment fourteen and any potential anti-takeover  effects with respect to the increase in the authorized but unissued  shares of common stock.

Please be advised that we have disclosed that the reverse stock split was not intended as an anti-takeover device and that the Company is not aware of any efforts by any person to obtain control of the Company.  See page

13 .

15. With respect to comment 15 and additional disclosure with respect to founding up of fractional shares of common stock.

Please be advised that we have disclosed that as a result of the rounding up of fractional shares that there would be no change in the number of shareholders or the proportionate ownership of each shareholder.   See page

14.

16. With respect to comment sixteen regarding the Company’s business operations since inception.

Please be advised that we amended the Information Statement to accurately reflect that the Company’s  initial focus was to develop high speed wireless internet access via hot-spots. The Company then changed its focus to precious metals exploration.  Currently the Company is exploring opportunities in the alternative energy field.

See page 15 .

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

     /s/ Jeffrey G. Klein

      Jeffrey G. Klein

      Counsel For

      AmMex Gold Mining Corp.